SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File No. 1-442

BAO VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

BAO VOLUNTARY SAVINGS PLAN

BAO VOLUNTARY SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

BAO VOLUNTARY SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefit Plans Committee and Members

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the BAO Voluntary Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

June 18, 2004

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Interest in Master Trust	$56,591,355	$45,482,572
Loans to Members	2,274,029	2,122,700

	58,865,384	47,605,272
Receivables – Employer contributions	89,950	241,811

NET ASSETS AVAILABLE FOR BENEFITS	$58,955,334	$47,847,083

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income (loss):
Income (loss) from Master Trust	$8,658,341	$(4,659,379)
Income from loans	105,378	82,653
Contributions:
Employer	4,429,708	6,174,202
Member	6,691,605	6,367,263

Total additions	19,885,032	7,964,739
DEDUCTIONS – Benefits	8,776,781	3,692,691

NET ADDITIONS	11,108,251	4,272,048

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,847,083	43,575,035

End of year	$58,955,334	$47,847,083

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

The following description of the BAO Voluntary Savings Plan (the “Plan”), formerly the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees, provides only general information. Eligible participants as defined by the Plan (“Members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution savings plan that covers substantially all employees of Boeing Aerospace Operations, Inc. (the “Company”). An employee becomes eligible to participate the first day of employment.

The assets of the Plan are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”), formerly named The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust. State Street Bank and Trust Company (“SSBT”) serves as trustee for the Master Trust.

Contributions – Members may elect to contribute, subject to statutory limitations, between 1% and 20%, depending upon their labor contract, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to participants age 50 or older during the plan year and who contribute either 8% in pretax contributions or have reached a specified limit for the plan year. The funds are valued daily. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to the stock market close of business. The Plan allows eligible members to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, the Company may make a matching contribution for certain eligible Members based on their union or government contract. In addition, the Company may also contribute a defined percentage of base compensation to a fully vested retirement account for eligible Members, based on their contract.

For descriptions of each contract/group, refer to the Plan document.

Members’ Accounts – Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses), and charged with an allocation of certain administrative expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Vesting – Member contributions, both pretax and after-tax, employer matching contributions, retirement contributions, and earnings on those contributions are immediately vested.

Withdrawals – Members may elect to withdraw all or a portion of their employee pretax contribution accounts, after-tax contribution accounts, retirement accounts, employer matching accounts, and rollover accounts at any time on or after the date the Member attains age 59-1/2. If a Member is under age 59-1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans – Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balances and may have two loans within the Company savings plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month immediately preceding the date of the loan. The range of interest rates was 4.0% to 4.25% and 4.25% to 4.75% for the years ended December 31, 2003 and 2002, respectively.

Loan repayment is made through regular payroll deductions over a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be canceled and become taxable income to the Members. Certain members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments – On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years up to 10 years. Generally, a Member may elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash.

Investment Options – Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions and retirement contributions to any of the 11 Master Trust investment options, consisting of common/collective trusts, mutual funds, and Boeing common stock.

Termination – In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members upon request.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Investments in the Master Trust are valued as follows:

a)	Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

b)	Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the total net assets at year end by the outstanding units.

c)	Guaranteed investment contracts (GICs) are valued at contract value.

d)	Boeing common stock is valued at the market closing price as of the last trading day of the year.

e)	The Short Term Investment fund is a common/collective trust fund, and assets in the fund are stated at amortized cost, which approximates fair value.

f)	Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or the purchase date in the current year, and either the sales price or the end-of-year fair value.

Benefits – Benefits are recorded when paid.

Forfeitures – At December 31, 2003 and 2002, forfeited nonvested accounts totaled $-0- and $48,112, respectively. Any non-vested portion in a Member’s company account was forfeited and applied to reduced company contributions. The amount used to decrease Company contributions was $48,112 in 2002.

Expenses – Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses the Company is required by law or chooses to pay.

3.    MASTER TRUST

The Master Trust is composed of 16 funds. The assets are invested and managed jointly and then allocated between six plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans’ Members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans’ Members as of that day’s end.

At December 31, 2003 and 2002, the assets of the following plans were combined into the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Savings Plan

•	Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan

The Plan’s interest in the Master Trust was $56,591,355 and $45,482,572, representing 0.3% of the Master Trust’s net assets at December 31, 2003 and 2002, respectively.

The following table presents the values of investments for the Master Trust at December 31:

	2003	2002
Investments at fair value:
Common/collective trusts	$8,518,620,818	$6,733,348,404
Mutual funds	3,217,372,228	1,784,603,062
Boeing common stock	2,792,637,101	2,292,343,800

	14,528,630,147	10,810,295,266
Investments at contract value:
Guaranteed investment contracts	6,329,538,625	6,163,974,816

Total Master Trust investments	$20,858,168,772	$16,974,270,082

Investment income (loss) for the Master Trust for the years ended December 31 is as follows:

	2003	2002
Appreciation (depreciation) of investments:
Common/collective trusts	$1,458,867,300	$(1,097,961,790)
Mutual funds	743,548,257	(1,044,972,755)
Boeing common stock	636,211,044	(377,063,758)

	2,838,626,601	(2,519,998,303)
Guaranteed investment contracts	(15,465,410)	2,654,407

Net appreciation (depreciation) of investments	2,823,161,191	(2,517,343,896)
Interest income	369,023,910	355,766,829
Dividend income	53,954,414	50,303,648

Total Master Trust investment income (loss)	$3,246,139,515	$(2,111,273,419)

4.    PLAN AMENDMENTS

Effective January 1, 2003, certain eligible employees are able to increase their contribution percentage to a maximum of 20% of the base pay, pretax, and after-tax contributions combined.

Effective October 1, 2003, certain eligible employees are allowed the option of making catch-up contributions to the plan. This provision is available to participants who are age 50 or older during the plan year and must contribute either 8% in pretax contributions or have reached a specified limit for the plan year. These contributions are not matched.

5.    SIGNIFICANT INVESTMENTS

At December 31, 2003 and 2002, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$58,955,334	$47,847,083
Amounts allocated to withdrawing Members	(80,264)

Net assets available for benefits per Form 5500	$58,875,070	$47,847,083

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2003 to Form 5500:

Benefits paid to Members per the financial statements	$8,776,781
Amounts allocated to withdrawing Members	80,264

Benefits paid to Members per Form 5500	$8,857,045

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.    RELATED PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. SSBT’s investment management fees for the Plan are paid at the Master Trust level.

8.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan’s financial statements.

9.    SUBSEQUENT EVENT

Effective April 5, 2004, the Plan accepts rollover contributions from the following types of plans and money sources, provided that certain conditions are satisfied: after-tax contributions and associated investment earnings are from 401(a) or 403(a) qualified plans; taxable portions of 403(b) qualified plans; taxable portions of governmental 457(b) qualified plans; taxable portions of traditional IRAs and simplified employee pension IRAs (excluding Roth IRAs).

* * * * *

BAO VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

Security Name	Description	Fair Value
Interest in Master Trust		$56,591,355
*Loans to Members	Interest 4.0 % to 4.25%	2,274,029

Total		$58,865,384

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO VOLUNTARY SAVINGS PLAN

June 28, 2004	/s/ Curt C. Nohavec
Date	Curt C. Nohavec Vice President Financial Services and Chief Financial Officer Shared Services Group